

Mail Stop 3561

December 7, 2016

Hong Qian
Chairman
Sinorama Corporation
La Plaza Swatow, Office 518
P.O. Box 008, 998 Blvd. Saint-Laurent
Montreal, QC H2Z 9Y9

> **Re:** **Sinorama Corporation**
> **Registration Statement on Form S-1**
> **Filed November 10, 2016**
> **File No. 333-214546**

Dear Mr. Qian:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please revise to include information required by Item 102 of Regulation S-K.

Registration Statement Cover Page

3. Please revise to state the name of your agent for service.

Competition, page 5

4. Please clarify here and elsewhere your competitive position in the industry. Additionally, to the extent necessary please reconcile your disclosures outside this section about having a market-leading position and being a leading online leisure travel operator with statements about competing with companies with substantially greater resources.

Risk Factors, page 8

5. Please provide a risk factor addressing possible limitations caused by your counsel's inclusion on the OTC Markets Prohibited Attorneys list, including any difficulty this could cause in seeking quotation on the OTCBB or otherwise on the OTC Markets. Alternatively, please tell us why such a risk factor is not necessary. Please also explain to us the meaning and scope of the OTC Markets prohibition.

Market for Our Common Stock, page 15

Regulations, page 15

6. We note your statement that you are regulated by laws of Canada and France as "outlined in more detail below." However, we are unable to find description Canadian or French laws applicable to your business. Please revise or advise. In addition, disclose what, if any, PRC regulations you face. We note that part of your travel services involve Chinese travelers as well as visits to China.

Business Description, page 16

7. Please expand your business description section to disclose the distribution methods of your services, government regulation affecting your business, your office locations, and the number of total and full-time employees. In addition, please describe your "Asian Tours" and "Bus Tours." Refer to Item 101(h)(4) of Regulation S-K.

8. If seasonality significantly impacts your business, please disclose.

Management's Discussion and Analysis

Analysis of Revenue Growth, page 17

9. Please revise and expand your descriptions of the changes in revenues and cost of sales and operating expenses to provide the underlying reasons for the changes you

describe. For example, when you state that there was an increase in the number of customers, you should also describe what lead to the increase, such as the increase seen in advertising and promotion expenses, and whether or not you expect this increase in customers and advertising expense to be a trend which will continue into future periods. Refer to Section 501.12 of the Financial Reporting Codification and Item 303 of Regulation S-K for guidance.

Principal and Selling Stockholders, page 25

10. Here or in a separate table please provide the information required by Item 403 of Regulation S-K. It appears you have only provided information in response to Item 507 of Regulation S-K.

11. We note that some transactions described on pages F-16, F-32 and F-33 exceed $120,000 where it appears a related person had a material interest, including transactions with Sinorama Reisen GmbH, Sinorama Travel Vancouver Inc., and Sinorama Holiday Inc. Please disclose those transactions in this section or advise. Refer to Item 404(d) of Regulation S-K.

Consolidated Financial Statements

12. We note you provide consolidated financial statements as of and for the nine months ended September 30, 2016 and September 30, 2015. Please revise to also provide interim financial statements for the three months ended September 30, 2016 and September 30, 2015 and revise your interim disclosures throughout the registration statement to also include information for these periods. Please refer to Rule 8-03 of Regulation S-X.

Prospectus Back Cover Page

13. Please revise to include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Part II

Exhibits and Financial Statement Schedules, page 32

14. Please file the list of your subsidiaries as an exhibit to your registration statement. Refer to Item 601(b)(21) of Regulation S-K.

15. Please file your agreements with Sinorama Travel Vancouver Inc. and Sinorama Holiday Inc. or tell us why these are not material contracts pursuant to Item 601(b)(10) of Regulation S-K. In this regard, we note the transactions disclosed on page F-33.

Hong Qian
Sinorama Corporation
December 7, 2016
Page 4

<u>Undertakings, page 32</u>

16. Please revise the undertakings language in subparagraph (b) to match the language set forth in Item 512(a)(1)(ii) of Regulation S-K.

<u>Signatures, page 33</u>

17. Please revise your signature page to have your principal accounting officer or controller sign the registration statement in his or her individual capacity. This signature should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: William D. O'Neal, Esq.
        O'Neal Law Office